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                                                                      Exhibit 4


TRANSACTION WITH THE MANAGEMENT INVESTORS

        In connection with the reorganization of the staff model operations of FHP and the creation of TMMC and THSC, in March 1996 twelve individuals, then all FHP or TMMC executives (the "Management Investors"), purchased shares of TMMC's common stock (the "TMMC Management Shares") and shares of THSC's Common Stock (the "THSC Management Shares") for an aggregate consideration of approximately $8,000 pursuant to a Stock Purchase Agreement among FHP, TMMC, THSC and the Management Investors (the "Management Stock Purchase Agreement").

        In connection with the Acquisition, pursuant to a Management Stock Exchange Agreement with the Company, the Management Investors exchanged their TMMC and THSC Management Shares for an equivalent number of shares of the Company's Common Stock, on equivalent terms and conditions as are provided in the Management Stock Purchase Agreement (the "Company Management Shares"). See "Relationship with FHP and PacifiCare Following the Offering-Management Stock Exchange Agreement.

        The Company Management Shares were issued as follows:

        Name                                            Number of Shares
        ---                                             ----------------
        Jack D. Massimino . . . . . . . . . . . . . .        150,000(1)
        Wescott W. Price III  . . . . . . . . . . . .         20,250
        Gloria L. Austin  . . . . . . . . . . . . . .         15,000
        Kathryn M. Adair  . . . . . . . . . . . . . .          7,500
        Richard D. Jacobs . . . . . . . . . . . . . .          7,500
        Larry L. Georgopolous . . . . . . . . . . . .          6,000
        Walter R. Stone . . . . . . . . . . . . . . .          6,000
        Barbara C. McNutt . . . . . . . . . . . . . .          4,500
        Gary E. Goldstein, M.D. . . . . . . . . . . .          3,750
        Kenneth S. Ord  . . . . . . . . . . . . . . .          3,000
        Michael J. Weinstock  . . . . . . . . . . . .          3,000
        Margaret Van Meter  . . . . . . . . . . . . .          1,500
                                                             -------
                Total                                        228,000
                                                             =======

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(1)     Includes 15,000 shares held under an irrevocable trust for the benefit of Mr. Massimino's children.

        The Management Investors will not make capital contributions to the Company equivalent to the Capital Contribution by FHP. The Company therefore will recognize stock compensation expense of approximately $5.1 million. See "Prospectus Summary -- Unaudited Pro Forma Condensed Financial Date."
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MANAGEMENT STOCK EXCHANGE AGREEMENT

        The Company and the Management Investors have entered into a Management Stock Exchange Agreement, in the form of an amendment to the Management Stock Purchase Agreement, pursuant to which the Management Investors agreed to exchange their TMMC and THSC Management Shares for Company Management Shares effective as of the Closing Date of the FHP Merger. Transfer of Company Management Shares is restricted; restrictions lapsed as to 25% of each Management Investor's shares on July 1, 1996, and will lapse as to an additional 25% on July 1 of 1997, 1998 and 1999. FHP has the right to repurchase Company Management Shares: (i) in the event of termination of employment and prior to the lapse of restrictions for $.03 per share (other than the shares owned by Messrs. Ord, Price and Weinstock); (ii) at any time before October 1, 1999 for $100 per share; or (iii) in certain amounts if the Company fails to meet specified financial goals. These prices are subject to adjustment by the Compensation Committee of the board of directors of PacifiCare Holdings, plus one member of the Company's Board of Directors. The Company Management Shares that are no longer restricted have the registration rights discussed under "Description of Capital Stock -- Registration Rights."




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